

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

Todd B. Johnson
Principal Executive Officer
ProShares Trust II
7272 Wisconsin Avenue, 21st Floor
Bethesda, MD 20814

> **Re: ProShares Trust II**
> **Registration Statement on Form S-1**
> **Filed December 16, 2021**
> **File No. 333-261689**

Dear Mr. Johnson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:     Robert Borzone, Esq.